Zentek Announces Changes to Board of Directors and
Changes to Board Nominations for Upcoming Annual and
Special Meeting of Shareholders

Guelph, ON - September 3, 2025 - Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN) an intellectual property technology development and commercialization company, today announces that Ilse Treurnicht has resigned from the Board of Directors effective immediately. Ilse has agreed to serve on the Zentek Advisory Board and continue to support the Company.

"Ilse has been an integral part of the Board of Directors for the past few years as we strived to build up the capabilities and governance of the Board," said Chair of the Board of Directors, Eric Wallman.

The Board of Directors has appointed John Snisarenko as the Secretary of the Company and as Chair of the Company's Corporate Governance, Compensation and Nominating Committee, positions that were previously held by Ms. Treurnicht.

In addition, Lisa Sim has decided not to stand for election as a director at the upcoming annual and special meeting of shareholders of the Company. After such meeting, Ms. Sim will be appointed to the Zentek Advisory Board where she will continue to manage and advise on the Company's intellectual property portfolio.

Several strong nomination candidates have been brought forward by shareholders of the Company, and the Board of Directors is in the final stages of reviewing and selecting from those candidates.

These changes will result in the Company amending and re-mailing the proxy voting information for the annual and special meeting being held on September 25, 2025.

A separate news release will detail the updated nominees as well as provide instructions for voting.

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™ is shown to have enhanced viral filtration efficiency for surgical masks and HVAC (heating, ventilation, and air conditioning) systems. Zentek's ZenGUARD™ production facility is in Guelph, Ontario

Zentek has a global exclusive license to the Aptamer-based platform technology developed by McMaster University which is being jointly developed Zentek and McMaster for both the diagnostic and therapeutic markets.

For further information:

investorrelations@zentek.com

Ryan Shacklock

Tel: (306) 270-9610

Email: rshacklock@zentek.com

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.